Filed by NCS Multistage Holdings, Inc.

(Commission File No. 001-38071)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NCS Multistage Holdings, Inc.

(Commission File No. 001-38071)

On June 1, 2026, NCS Multistage Holdings, Inc., issued the following press release:

NEWS RELEASE

Weatherford Announces Definitive Agreement to Acquire NCS Multistage, Expanding

Completions Portfolio and Unconventional Resource Exposure

HOUSTON, June 1, 2026 - Weatherford International plc (NASDAQ: WFRD) (“Weatherford” or the “Company”) and NCS Multistage Holdings, Inc. (NASDAQ: NCSM) (“NCS Multistage”) today announced that Weatherford has entered into a definitive agreement to acquire NCS Multistage. Under the terms of the agreement, NCS Multistage stockholders have an election to receive either Weatherford common stock or a combination of Weatherford common stock and cash. On a blended basis, this is expected to be the equivalent of 0.463 shares of Weatherford common stock for each NCS Multistage share with up to 19.99% of this payable in cash. Annual cost synergies are expected to be at least $15 million and be realized within 18 months of closing. The deal is expected to be immediately accretive to adjusted Free Cash Flow per share.

NCS Multistage brings a complementary technology portfolio aimed at supporting the optimization of oil and gas well completions and field development strategies. Its solutions are designed to enhance reliability and performance in complex well environments and are widely recognized for engineering rigor and capital-efficient deployment.

Compelling Strategic Benefits

The acquisition is expected to complement and enhance Weatherford’s portfolio by:

•	Expanding offerings in the well completions segment, while deepening Weatherford’s capabilities in the unconventional space.

•	Supporting the delivery of differentiated, technology-enabled solutions that help customers improve operational and production outcomes.

•	Providing an avenue for further growth of NCS Multistage’s portfolio by leveraging Weatherford’s international footprint.

Girish Saligram, Weatherford’s President and Chief Executive Officer, commented, “The acquisition of NCS Multistage is a natural complement to our completions strategy and enhances the application fit of our well construction products portfolio. NCS Multistage’s technology is expected to enhance our ability to serve customers across the completion lifecycle, from well design through production optimization and late-life interventions, while deepening our exposure to the growing unconventional resource market. We expect to realize at least $15 million in annual run-rate cost synergies over a period of 18 months. Additionally, we see a meaningful opportunity to create additional value by bringing this technology to our global customer base, and we look forward to welcoming NCS Multistage into Weatherford.”

Ryan Hummer, NCS Multistage’s Chief Executive Officer, commented, “This is a significant step for NCS Multistage that we believe positions our business—and the talented people who built it—for the next phase of growth as part of a leading global energy services company. I am proud of the company that our team at NCS Multistage has built, and it is clear from our interactions that Weatherford recognizes the strength of our technology, the quality of our operations, and the commitment of our people. This combination creates an opportunity for our products, technology, and people to reach a broader set of customers and markets faster than we could on our own, supported by Weatherford’s financial strength and international footprint, providing long-term opportunity and value for our stakeholders.”

Transaction Details and Approvals

The transaction has been approved by the Board of Directors of Weatherford, the Board of Directors of NCS Multistage, and the controlling stockholder of NCS Multistage that owns more than 50% of NCS Multistage’s outstanding common stock. The transaction is subject to certain customary closing conditions, including regulatory approvals, and is expected to close in the second half of 2026. Until the transaction closes, Weatherford and NCS Multistage will continue to operate as separate, independent companies.

Under the terms of the agreement, NCS Multistage stockholders can elect to receive either 0.554 shares of Weatherford common stock at closing, or a combination of 0.239 shares of Weatherford common stock and a cash amount equal to 0.137 shares of Weatherford common stock at closing, subject to proration and certain limitations and adjustments. On a blended basis, this is expected to be the equivalent of 0.463 shares of Weatherford common stock with up to 19.99% of the total equity consideration payable in cash.

Advisors

King & Spalding LLP is acting as legal counsel to Weatherford and Baker Botts L.L.P. is acting as legal counsel to NCS Multistage. Piper Sandler & Co. is serving as financial advisor to NCS Multistage.

About Weatherford

Weatherford is a global energy services company that helps customers drill smarter, complete wells more effectively, and maximize production across the entire well lifecycle. With a differentiated portfolio of market-leading solutions, integrated technologies, and a broad global customer footprint across six continents, we blend advanced engineering, digital intelligence, and world-class field expertise to reduce risk, improve performance, and maximize the value of customer assets. Together, we elevate every operation, delivering stronger wells, sharper decisions, and better energy for the world. Visit weatherford.com for more information and connect with us on social media.

About NCS Multistage

NCS Multistage is a leading provider of highly engineered products and support services that facilitate the optimization of oil and natural gas well construction, well completion and field development strategies. NCS Multistage provides products and services primarily to exploration and production companies for use in onshore and offshore wells, predominantly those that have been drilled with horizontal laterals in both unconventional and conventional oil and natural gas formations. NCS Multistage’s products and services are utilized in oil and natural gas basins throughout North America and in selected international markets, including the North Sea, the Middle East and Argentina. Visit ncsmultistage.com for more information.

Forward-Looking Statements

This communication includes statements, which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements, and any related oral statements, can be identified by the use of terms such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “outlook,” “budget,” “intend,” “strategy,” “plan,” “guidance,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, although not all forward-looking statements contain these identifying words. These statements include, but are not limited to, statements about the expected timing and completion of the proposed transaction between Weatherford and NCS Multistage, the anticipated benefits of the proposed transaction, and plans and expectations for the new combined company after the completion of the proposed transaction. Such statements are based upon the current beliefs of Weatherford’s and NCS

Multistage’s management and are subject to significant risks, assumptions, and uncertainties. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those indicated in our forward-looking statements. Readers are cautioned that forward-looking statements are only estimates and may differ materially from actual future events or results, based on factors including but not limited to the ability to complete the proposed transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite regulatory approvals; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the ability to realize the anticipated benefits of the proposed transaction, including estimated synergies; the occurrence of any event, change or other circumstance that could give rise to the right of either or both parties to terminate the Merger Agreement; the potential impact of the announcement or consummation of the proposed transaction on the parties’ stock price and on their respective business, contractual and operational relationships; risks related to business disruptions from the proposed transaction that may harm the business or current plans and operations of either or both parties, including diversion of management time from ongoing business operations; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of either or both parties to hire and retain key personnel; the outcome of any legal proceedings that may be instituted against Weatherford or NCS Multistage, or their respective directors; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; Weatherford’s ability to receive, in a timely manner and on satisfactory terms, required shareholder and court approval, and to satisfy the other conditions to the proposed redomestication within the expected timeframe or at all; our ability to realize the expected benefits from the proposed redomestication; the occurrence of difficulties in connection with the redomestication, including any costs related thereto; the risk that the proposed redomestication disrupts current plans and operations; global political, economic and market conditions, political disturbances, war or other global conflicts, terrorist attacks, public health issues such as pandemics, changes in global trade policies, tariffs and sanctions, weak local economic conditions and international currency fluctuations; general global economic repercussions related to U.S. and global inflationary pressures and potential recessionary concerns; as well as the factors and risks described in Weatherford’s Annual Report on Form 10-K for the year ended December 31, 2025 and NCS Multistage’s Annual Report on Form 10-K for the year ended December 31, 2025, and, in each case, in subsequent filings with the U.S. Securities and Exchange Commission. Other unpredictable factors not discussed in this communication could also have material adverse effects on forward-looking statements. You should not place undue reliance on any of Weatherford’s or NCS Multistage’s forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and Weatherford and NCS Multistage undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law, and we caution you not to rely on them unduly.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or in a transaction exempt from the registration requirements of the Securities Act.

Additional Information About the Transaction and Where to Find It

In connection with the proposed transaction, Weatherford intends to file a registration statement on Form S-4 (the “Form S-4”) that also constitutes a prospectus of Weatherford with respect to the shares of Weatherford to be issued in the proposed transaction (the “prospectus”) and NCS Multistage intends to file an information statement on Schedule 14C, with the Securities and Exchange Commission (the “SEC”). Each of Weatherford and NCS Multistage may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or prospectus or any other document that Weatherford or NCS Multistage may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the information statement/prospectus (if and when available) and other documents containing important information about Weatherford, NCS Multistage and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Weatherford will be available free of charge on Weatherford’s website at https://weatherford.com/investor-relations/home.

Copies of the documents filed with, or furnished to, the SEC by NCS Multistage will be available free of charge on NCS Multistage’s website at https://ir.ncsmultistage.com. The information included on, or accessible through, Weatherford’s or NCS Multistage’s website is not incorporated by reference into this communication.

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For Investors:

Luke Lemoine

Weatherford Investor Relations

+1 713-836-7777

investor.relations@weatherford.com

Mike Morrison

NCS Multistage Holdings Chief Financial Officer and Treasurer

+1 281-453-2222

ir@ncsmultistage.com

For Media:

Kelley Hughes

Weatherford Corporate Communications, Marketing & Sustainability

media@weatherford.com